Exhibit (a)(1)(E)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated Preferred Stock Purchase Rights)

of

Digital Impact, Inc.

at

$3.50 Net Per Share in Cash

by

Adam Merger Corporation,

a wholly-owned subsidiary of

Acxiom Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK CITY TIME, ON APRIL 28, 2005, UNLESS THE OFFER IS EXTENDED.

To Our Clients:

Enclosed for your consideration are the Offer to Purchase, dated April 1, 2005 (the “Offer to Purchase”), and a related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by Adam Merger Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation (“Acxiom”), to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Digital Impact, Inc., a Delaware corporation (the “Company”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at a purchase price of $3.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal enclosed herewith (which, together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). Following the “Offer,” purchaser intends to effect the Merger described below. Also enclosed is the letter to stockholders of the Company from William Park, President, Chief Executive Officer, and Chairman of the Board of Directors of the Company, accompanied by the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company.

We or our nominees are the holder of record of Shares for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase. Your attention is invited to the following:

1. The offer price is $3.50 per Share, net to you in cash.

2. The Offer is being made for all outstanding Shares.

3. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 25, 2005 (the “Merger Agreement”), among Acxiom, the Purchaser and the Company. The Merger Agreement provides for, among other things, that, after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions described in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Company (the “Merger”). As a result of the Merger, the Company which will continue as the surviving corporation (the “Surviving Corporation”), will become a wholly-owned subsidiary of Acxiom. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Acxiom or Purchaser, and any Shares held by stockholders who shall have demanded and perfected appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, in cash, without interest.

4. The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Merger Agreement, the Offer and the Merger, are advisable and, taken together, are fair to and in the best interests of, the holders of Shares and has unanimously recommended that the Company’s stockholders accept the Offer, tender their Shares pursuant to the Offer and adopt the Merger Agreement.

5. The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on April 28, 2005 (the “Expiration Date”), unless the Offer is extended.

6. Any stock transfer taxes applicable to the sale of Shares to the Purchaser pursuant to the Offer will be paid by the Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer, the number of Shares which constitutes at least 50.1% of the Shares outstanding on a fully-diluted basis (as defined in the Merger Agreement). See Section 14 of the Offer to Purchase for additional conditions to the Offer.

The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of Shares. The Offer, however, is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and to extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope to return your instructions to us is also enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Date.

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(including the associated Preferred Stock Purchase Rights)

of

Digital Impact, Inc.

at

$3.50 Net Per Share in Cash

by

Adam Merger Corporation

a wholly-owned subsidiary of

Acxiom Corporation

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated April 1, 2005 and the related Letter of Transmittal in connection with the offer by Adam Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Acxiom Corporation, a Delaware corporation, to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Digital Impact, Inc., a Delaware corporation, including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”), at a purchase price of $3.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

This will instruct you to tender to the Purchaser the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

Account No.:

Dated:                                                              , 2005

Number of Shares to Be Tendered:

                     shares of Common Stock*

SIGN HERE

Signature(s)

Print Name(s)and Address(es)

Area Code and Telephone Number(s)

Taxpayer Identification or Social Security Number(s)

*	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.